USA VIDEO INTERACTIVE CORP.

December 31, 2002



03003136

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C.   20549

FILE #82-1601

Dear Sir/Madam:

SUPPL

     Re: USA Video Interactive Corp. (the *"Company"*)
            News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

     "Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED

FEB 03 2003

THOMSON
FINANCIAL

/cg
Encl.



December 31, 2002 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF;** http://www.usvo.com)

The Company is pleased to announce that it has closed the private placement announced in its Press Release dated December 6, 2002. The Company has issued 2,000,000 common shares at an issue price of $0.064 US ($0.10 Cdn.) per share and 2,000,000 warrants authorizing the holders to purchase one common share each at a price of $0.064 US ($0.10 Cdn.) per share exercisable on or before December 31, 2004. Two of the Company's officers and directors, namely Edwin Molina, President, and Anton J. Drescher, Chief Financial Officer, participated in the private placement, each purchasing 275,000 units. As a result of this private placement, Anton J. Drescher will hold 5.56% of the Company's common shares and Edwin Molina will hold 4.94% of the Company's shares, assuming that their warrants attached to this financing are exercised. No other related parties participated in the private placement.

About USA Video Interactive Corp.
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.